IAMGOLD PROVIDES UPDATE FOLLOWING PROVINCIAL DIRECTIVES REGARDING COVID-19

Toronto, Ontario, March 24, 2020 - IAMGOLD Corporation ("IAMGOLD" or the "Company") today provides an update on its activities in response to the Quebec and Ontario provincial directives intended to help reduce the transmission of the coronavirus disease ("COVID-19").

On March 23, the Government of Quebec advised that all non-essential businesses must close effective one minute after midnight March 25 and remain closed until April 13, 2020. This directive includes mines and processing plants.

Also on March 23, 2020, the Government of Ontario advised that all non-essential businesses must close effective midnight March 24, 2020 and remain closed for at least two weeks.

IAMGOLD is complying with these directives by:

  Placing the Westwood Gold Mine ("Westwood") on care and maintenance within the provincial directive timeframe. Minimal staff will be in place during this period, and will follow strict hygiene and screening protocols, in addition to social distancing. Westwood is well-positioned to quickly and safely ramp-up mining operations at the appropriate time.
  Closing the Toronto office effective March 24, 2020 at midnight for at least two weeks per the Ontario directive, with the work-from-home protocol already in effect.
  Closing the Longueuil office effective one minute after midnight March 25 and until April 13, 2020 per the Quebec directive, with the work-from-home protocol already in effect.

Activities at the Côté Gold Project ("Côté") in Ontario are not impacted by the Ontario directive as mining, exploration and development have been deemed "essential" activities in the province. The Company continues to be prudent in managing capital expenditures with derisking activities. We are reducing activities at the site to ensure integrity of equipment and protection of personnel.

Our 2020 guidance is under review, and may change if the cessation timelines are protracted. The Company notes it has a strong balance sheet with US$830 million in cash and cash equivalents (excluding restricted cash and short term investments), plus an undrawn US$500 million credit facility as of December 31, 2019. We plan to act prudently, as is our practice, with respect to capital allocation during these challenging times.

IAMGOLD's Essakane mine in Burkina Faso and Rosebel mine in Suriname continue to operate. Both sites are moving into self-confinement the week of March 23rd, 2020, in order to better protect our employees and communities, and support the continuity of these operations.

The impact of COVID-19 and response by local authorities to contain the spread of the virus is evolving on a daily basis, and we will continue to monitor and adapt our posture as needed.

IAMGOLD will update the market in the event of further material changes. Information regarding IAMGOLD's response to the COVID-19 crisis to-date can be found at www.iamgold.com.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with three operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities.  IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation

Tel: (416) 360-4743 Mobile: (416) 388-6883

Toll-free: 1-888-464-9999  info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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